SEC 14045414 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66840

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 AND ENDING 03/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KARVY INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11, BROADWAY, STE 1568
(No. and Street)

NEW YORK NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Shabbir Dahodwala 212 2674334
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ravi Ventatraman CPA, LLC
(Name – *if individual, state last, first, middle name*)

14 Courtside Lane Princeton NJ 08540
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 28 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shabbir Dahodwala., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KARVY INC, as of MARCH 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSSANA P IONESCU
Notary Public - State of New York
NO. 01IO6108629
Qualified in New York County
My Commission Expires 4-19-16

Notary Public

Signature

VICE PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KARVY, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

MARCH 31, 2014 AND 2013

KARVY, INC
Table of Contents
March 31, 2014 and 2013

RAVI VENKATARAMAN CPA,LLC
CERTIFIED PUBLIC ACCOUNTANT
14 COURTSIDE LANE
PRINCETON, NJ 08540
TEL: (609) 452-7770 FAX: (732) 823-1405

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Karvy, Inc
New York, NY

We have audited the accompanying statements of financial statements of Karvy, Inc. which comprise balance sheets as of March 31, 2014, and 2013 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 And regulation 1.10 under the Commodity Exchange Act. The audit for the year ended March 31, 2013 was performed by another accountant whose report, dated May 10, 2013, expressed an unqualified opinion on those financial statements.

Management's Responsibility for the Financial Statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's 'preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the

reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Karvy, Inc. as at March 31, 2014, and 2013, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. Venkataraman

Ravi Venkataraman, CPA
April 24, 2014

KARVY, INC.

BALANCE SHEETS
MARCH 31,

		2014		2013
Assets:				
Current Assets:				
Cash and cash equivalents	$	50,792	$	65,097
Refund of taxes		4,756		4,756
Other current assets		872		6,150
Total Current Assets		56,420		76,003
Fixed assets, net		803		1,448
Deposit		18,253		18,253
Total Assets		**75,476**		**95,704**
Liabilities and Stockholder's Equity:				
Current Liabilities:				
Accounts payable and accrued expenses		18,633		6,184
Accrued income taxes		-		-
Total Current Liabilities		18,633		6,184
Stockholder's Equity:				
Common Stock, No Par Value, 1,500 shares authorized		2,115,000		1,785,000
Accumulated Deficit		(2,058,157)		(1,695,480)
		56,843		89,520
Total Liabilities and Stockholder's Equity	**$**	**75,476**	**$**	**95,704**

See Auditor's Report and accompanying notes to financial statements

KARVY, INC.

STATEMENTS OF OPERATIONS
For the Years Ended March 31, 2014 and 2013

	2014	2013
Revenues:		
Retainer fee income	$ 607,689	$ 696,887
Retainer fee income - related party	0	0
Interest	5	12
	607,694	696,899
Operating expenses:		
Salaries and related expenses	403,723	388,643
Professional fees	348,164	270,694
Occupancy	102,813	102,635
Quote service	34,949	21,067
Regulatory compliance	22,160	26,287
Travel and entertainment	20,764	32,977
Marketing and promotion	3,600	14,886
Miscellaneous	16,002	16,305
Communications	9,716	11,147
Office supplies and expense	3,859	8,185
Licenses and fees	814	435
Insurance	2,076	1,807
Depreciation	646	1,821
Taxes	500	0
Total operating expenses	969,786	896,889
Income (Loss) from operations	(362,092)	(199,990)
Income tax (Provision) benefit	(585)	0
Net Income (Loss)	$ (362,677)	$ (199,990)

See Auditor's Report and accompanying notes to financial statements

KARVY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended March 31, 2014 and 2013

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance, March 31, 2009	30	1,145,000	(990,612)	154,388
Capital Contributions	4	140,000		140,000
Net Loss			(235,948)	(235,948)
Balance, March 31, 2010	34	$ 1,285,000	$ (1,226,560)	$ 58,440
Net Income			77,188	77,188
Balance, March 31, 2011	34	1,285,000	(1,149,372)	135,628
Capital Contributions	6	290,000		290,000
Net Loss			(346,118)	(346,118)
Balance, March 31, 2012	40	$ 1,575,000	$ (1,495,490)	$ 79,510
Capital Contributions	4	210,000		210,000
Net Loss			(199,990)	(199,990)
Balance, March 31, 2013	44	$ 1,785,000	$ (1,695,480)	$ 89,520
Capital Contributions	8	330,000		330,000
Net Loss			(362,677)	(362,677)
Balance, March 31, 2014	52	$ 2,115,000	$ (2,058,157)	$ 56,843

See Auditor's Report and accompanying notes to financial statements

KARVY, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2014 and 2013

	2014	2013
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (362,677)	$ (199,990)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	646	1,821
(Increase) Decrease in refund of taxes	-	11,295
(Increase) Decrease in other current assets	5,278	(1,129)
Increase (Decrease) in accounts payable and accrued expenses	12,449	(69,508)
Increase (decrease) in accrued income taxes	-	-
Net cash provided (used) by operating activities	(344,304)	(257,511)
Cash Flows used in Investing Activities:		
Purchase of fixed assets	-	-
Cash Flows from Financing Activities:		
Capital contributions	330,000	210,000
Net increase (decrease) in cash and cash equivalents	(14,305)	(47,511)
Cash and cash equivalents - Beginning,	65,097	112,608
Cash and cash equivalents - Ending,	$ 50,792	$ 65,097
Suplemental Innformations:		
Interest Paid	$ 0	$ 0
Taxes Paid	$ 500	$ 0

See Auditor's Report and accompanying notes to financial statements

Note 1.Summary of Significant Accounting Policies

NATURE OF BUSINESS

Karvy, Inc. "the Company" was organized on September 18, 2003 as a wholly owned subsidiary of Karvy Consultants Ltd, India. Karvy Consultants is a member of the Karvy Group, an integrated financial services provider based in India. In August of 2010, Karvy Consultants, transferred ownership of Karvy, Inc. to Karvy Stock Broking, ltd., a member of the Karvy Group. The Company, which is located in New York City, is a registered Broker and Dealer in securities. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
The Company receives consulting fees for advising Indian clients on U.S. entry strategy, capital raising in the United States, and business/market strategies. The company also advises Indian business clients on cross-border, U.S./India transactions. This income is recognized as revenue in the respective months for which these fees relate. At March 31, 2014 and 2013, there was not any accounts receivable for services provided or deferred revenue from customer prepayments.

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	5 years
Furniture and fixtures	7 years

Note 1. Summary of Significant Accounting Policies, continued

Fair Value Measurement – Assets and Liabilities
Certain of the Company's assets and liabilities, including cash and cash equivalents, accounts receivable from clearing brokers and others, accounts and commissions payable, and other accrued taxes and expenses, are recorded at amounts that approximate fair value because they are short-term in nature.

Uncertainty in Income Taxes
Generally accepted accounting principles require the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At March 31, 2014 and 2013, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities. The Company files tax returns in the United States Federal and New York state jurisdictions. These returns are generally subject to examination by the tax authorities for a period of three years after filing.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Fixed Assets

At March 31, 2014 and 2013, the Company's fixed assets consisted of:

	2014	2013
Computer and office equipment	$ 24,773	$ 24,773
Furniture and fixtures	8,249	8,249
	33,022	33,022
Accumulated Depreciation	32,219	31,574
	$ 803	$ 1,448

Note 3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At March 31, 2014 and 2013, the Company had net capital in excess of its required net capital.

Note 4. Commitments

The Company leases office space in New York City that was extended for a seven Months lease term starting October 2013 ending April 30, 2014. Rent expense in 2014 and 2013 was $102,813 and $102,635, respectively. Future minimum rentals, on an annual basis, are as follows:

Years ending March 31,

10/1/13 through 10/31/13	$ 89,291
11/1/13 through 04/30/2014	81,600

Note 5. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (March 31, 2014) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 6. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (i), as broker or dealer that does not hold customer funds or securities, and engages only in the private placement of securities, third party research; and cross border advisory services.

KARVY, INC.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2014 and 2013

Note 7. Income Taxes

From inception through August 2010, the Company has incurred net operating losses totaling approximately $1,214,000. Internal Revenue Code section 382 limits the usage of net operating losses in future years when a significant change of ownership has occurred. A significant change in the Company's ownership occurred in August 2010. As a result, net operating losses arising prior to the change in ownership, are limited to $39,500 per year.

From September 2010 through March 2013, the Company has incurred net operating losses totaling approximately $133,000.

The Company has not recorded a deferred tax asset representing the potential income tax benefit that may arise when the available prior years' net operating losses are applied against taxable income which may arise in future years.

The availability of prior years' net operating losses, which may be utilitized to offset future years' taxable income, will expire as follows:

March 31,	
2026	$ 200,000
2027	250,000
2029	323,000
2030	233,000
2032	341,000
2033	196,000
	$1,543,000

Note 8. Related Party Transactions

The Company received revenues of $0 and $0 during the years ended March 31, 2014 and 2013, respectively, from Karvy Global Services, Inc. and Karvy Consultants, Ltd., entities related to the Company through the Karvy Group of financial services companies.

Note 9. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, guarantees, and other sources are recorded when it is probable that a liability has been incurred, and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. There were no matters in 2014, or in 2013, that required the Company to record or disclose such a liability in the financial statements.

Note 10. Subsequent Events

Management has evaluated subsequent events through April 23, 2014, the date that the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2014

COMPUTATION OF NET CAPITAL

Stockholder's equity			$	56,843
Less non-allowable assets:				
CRD account	$	1,614		
Refund of taxes		4,756		
Other current assets		872		
Fixed assets, net		803		
Deposit		18,253		
				26,298
Net Capital			$	30,545
AGGREGATE INDEBTEDNESS				
Accounts payable and accrued expenses			$	18,633
Total Aggregate Indebtedness			$	18,633
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum capital requirement			$	5,000
Excess Net Capital			$	25,545
Ratio: Aggregate indebtedness to net capital				0.61

See Auditor's Report and accompanying notes to financial statements

KARVY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of March 31, 2014

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part IIA, of Form X-17A-5 as of March 31, 2014)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	30,545
Net audit adjustments		0
Net Capital per above	$	30,545

See Auditor's Report and accompanying notes to financial statements

RAVI VENKATARAMAN CPA,LLC
CERTIFIED PUBLIC ACCOUNTANT
14 COURTSIDE LANE
PRINCETON, NJ 08540
TEL: (609) 452-7770 FAX: (732) 823-1405

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Board of Directors
Karvy, Inc.
New York, NY

In planning and performing our audit of the financial statements and supplementary schedules of Karvy, Inc. as of and for the year for the year ended March 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (Internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R. Venkataraman

Ravi Venkataraman, CPA
April 30, 2014

RAVI VENKATARAMAN, CPA LLC
CERTIFIED PUBLIC ACCOUNTANT
14 COURTSIDE LANE
PRINCETON, NJ 08540
TEL: (609) 452-7770 FAX: (732) 823-1405

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To The Board of Directors
Karvy, Inc.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2013, which were agreed to by KARVY, INC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating KARVY, INC's compliance with the applicable instructions of the assessment Reconciliation (Form SIPC-7). KARVY, INC's management is responsible for the Company's Compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows.

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in SIPC-7 for the year ended March 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting differences.

5. Compared the amount of any overpayment applied to the current assessment with the form SIPC-7 on which it was originally computed noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

R. Venkataraman

Ravi Venkataraman, CPA
April 30, 2014

KARVY, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
For the Year Ended March 31, 2014

Payment Date	To Whom Paid		Amount
11/11/11	SIPC	$	350
04/23/12	SIPC		328
		$	678

See Auditor's Report on applying agreed-upon procedures related to an entity's SPIC assessment reconciliation and accompanying notes to financial statements